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Danske Bank

02 FEB 21 AM 8:21

02015302

SUPPL

Debt Capital Markets
2-12 Holmens Kanal
1092 Copenhagen.K
Telephone +45 33 44 00 00
Telefax +45 33 44 03 85

21 February 2002

To:		From:	
Fax No.	+1 202 942 9628	Reference	Peter Holm / Knud Erik Kristensen
Company	Securities & Exchange Commission	Fax No.	+45 33 44 03 85
Department	Office of International Corporation	Telephone No.	+45 33 44 04 20 / +45 33 44 04 12
Attention	File No 82-1263	No. of pages (incl. this page)	25

Please contact us immediately if you do not receive all the pages

PROCESSED
MAR 0 5 2002
THOMSON FINANCIAL

Message:

Den Danske Bank Aktieselskab - Rule 12g-3-2(b) filings

We are pleased to attach a copy of the press release and the Announcement of the Financial Results 2001 for Danske Bank Group.

Yours faithfully,

Danske Bank
Debt Capital Markets

dw 2/26

12055X 2001.05

Danske Bank

Press release

Danske Bank
Communications
Holmens Kanal 2-12
DK-1092 Copenhagen K
Tel. +45 33 44 11 34
Fax +45 33 44 27 91

February 21, 2002

Danske Bank – net profit of DKr8,713m for 2001

Danske Bank has today announced its results for 2001. The announcement of financial results and the annual report can be viewed at www.danskebank.com/reports. Highlights are shown below:

- The Danske Bank Group recorded a net profit of DKr8,713m for 2001, against a pro forma net profit of DKr6,304m for 2000.
- Core income was up by 7% to DKr28,307m.
- Operating expenses and depreciation remained, by and large, at the previous year's level.
- The charge for bad and doubtful debts rose by DKr652m to DKr1,752m.
- The Group raised core earnings by DKr1,135m to DKr10,280m. Earnings from investment portfolios were DKr870m.
- The board of directors is proposing dividends of DKr4.75 per share, compared with DKr4.40 per share the year before.
- The success in implementing the merger enabled the Group to generate cost savings at a faster pace than originally forecast. A cost/core income ratio of 50% within a few years does not seem unrealistic.
- Danske Bank expects core earnings to grow in 2002, although at a slower rate than in 2001, since 2002 is likely to see sluggish growth in the world economy. Moreover, there is still uncertainty about the timing and strength of the recovery.

Danske Bank

Commenting on the results, Danske Bank's chief executive, Peter Straarup, said, "We recorded a strong improvement in core earnings at Retail Banking, Mortgage Finance and Wholesale Banking. The benefits of the merger are now clearly beginning to show up. The process is ahead of schedule. This has increased efficiency and reduced costs, as we had expected, and it will continue to do so. We have completed the merger in a number of key areas. For instance, our banking operations now run on a single IT platform. That enables us to concentrate fully on developing our business."

Danske Bank

Steen Reeslev

Contacts:

Thursday, February 21, from 2pm
Peter Straarup, Chief Executive, tel. + 45 33 44 01 07

For information on accounting issues (also before 2pm)
Jesper Ovesen, Chief Financial Officer, tel. + 45 33 44 25 00
Torsten Fels, Executive Vice President, Group Finance, tel. + 45 33 44 07 63

Material from the results presentation at the press conference will be available on Danske Bank's web site from about 2.30pm

12055K 2001.03

Danske Bank

Stock exchange announcement No. 04/2002
February 21, 2002

Announcement of financial results

2001

Danske Bank

Danske Bank Group financial highlights

CORE EARNINGS AND NET PROFIT FOR THE YEAR (DKr m)	2001	2000*)	1999	1998	1997
Net interest income, excluding income from investment portfolios	18,051	15,200	8,593	7,911	7,[illegible]85
Fee and commission income, net	6,265	6,490	3,749	2,984	2,[illegible]43
Trading income	1,597	1,630	967	366	[illegible]13
Other core income	1,171	1,135	537	479	[illegible]83
Core insurance income	1,223	938	975	920	[illegible]98
Total core income	28,307	26,393	14,821	12,660	10,[illegible]96
Operating expenses and depreciation	16,275	16,148	9,215	7,750	7,[illegible]78
Core earnings before provisions	12,032	10,245	5,606	4,910	2,[illegible]18
Provisions for bad and doubtful debts	1,752	1,100	447	406	[illegible]17
Core earnings	10,280	9,145	5,159	4,504	2,501
Profit on sale of subsidiaries	240	83	703	-	-
Earnings from investment portfolios	870	2,461	459	738	2,133
Merger costs	-	2,721	-	-	-
Adjustment of accounting policies and estimates	-	265	-	-	-
Profit on ordinary operations before tax	11,390	8,703	6,321	5,242	4,634
Tax	2,677	2,399	1,293	1,292	429
Net profit for the year	8,713	6,304	5,028	3,950	4,205
Of which minority interests	-	57	43	-1	4

The division between core earnings and earnings from investment portfolios is based in part on estimates for 1997.

BALANCE SHEET HIGHLIGHTS AT DECEMBER 31 (DKr bn)					
Bank loans and advances	476	444	308	241	243
Mortgage loans	448	420	73	62	48
Bonds and shares	356	259	147	140	135
Due to credit institutions and central banks	241	213	158	140	139
Deposits	400	367	266	214	225
Issued bonds	673	563	150	108	79
Subordinated debt	32	30	21	17	18
Shareholders' equity	57	51	30	30	28
Total assets	1,539	1,363	701	593	555

RATIOS AND KEY FIGURES					
Net profit for the year per share, DKr	11.9	8.2	9.4	7.5	7.9
Net profit for the year per share, DKr **	-	11.0	-	-	-
Net profit for the year as % of average shareholders' equity	16.0	11.5	16.4	13.7	15.7
Net profit for the year as % of average shareholders' equity**	-	15.4	-	-	-
Core earnings as % of average shareholders' equity	18.9	16.8	17.0	15.6	9.4
Cost/core income ratio, %	57.5	61.2	62.2	61.2	72.4
Solvency ratio, %	10.3	9.6	11.0	10.4	10.2
Core (tier 1) capital ratio, %	7.3	6.8	7.4	7.7	7.2
Dividend per share, DKr	4.75	4.40	2.50	1.80	1.60
Share price at December 31, DKr	135.1	141.8	80.9	85.7	81.4
Book value per share, DKr	78.0	70.5	57.5	57.3	52.0
Number of full-time employees at December 31:					
Danske Bank and consolidated subsidiaries	17,584	16,930	12,397	11,691	11,365
Non-consolidated subsidiaries (insurance companies)	957	976	1,128	1,451	1,442

*) Pro forma. For the year 2000, the Danske Bank and RealDanmark groups have been consolidated on a pro forma basis. Inter-company accounts and differences in accounting principles have not been eliminated as they do not influence the Group's profit and equity. The core earnings of RealDanmark have been adjusted on an estimated basis to the core earnings model so far used by Danske Bank.

**) Exclusive of merger costs.

The ratios and key figures are calculated in accordance with the recommendations of the Danish Association of Financial Analysts.

Management's report

- The Danske Bank Group recorded a net profit of DKr8,713m for 2001, against a pro forma net profit of DKr6,304m for 2000.
- The board of directors is proposing dividends of DKr4.75 per share, compared with DKr4.40 per share the year before.
- Core income was up by 7%.
- Operating expenses and depreciation remained, by and large, at the previous year's level.
- The charge for bad and doubtful debts rose by DKr652m to DKr1,752m. Provisioning needs were influenced by the slowdown in the world economy and a large provision on a single, major exposure.
- Core earnings showed a satisfactory rise of DKr1,135m to DKr10,280m.
- Earnings from investment portfolios declined by DKr1,591m to DKr870m. The sale of subsidiaries produced a gain of DKr240m.
- Net profit per share was up by 45%. Excluding the merger costs incurred in 2000, net profit per share rose by 8%.
- The process of implementing the merger between Danske Bank and RealDanmark went very smoothly. Hence, the Group could reap the merger synergies at a faster rate than had been expected.
- Danske Bank intends to buy back DKr3.0bn worth of own shares (market value) in the second quarter of 2002.
- The Group expects core earnings to grow in 2002, although at a slower rate than in 2001, since 2002 is likely to see sluggish growth in the world economy. Moreover, there is still uncertainty about the timing and strength of the recovery.

Core earnings grew, by and large, in line with the forecast set out in the nine-month report for 2001.

Core income advanced by 7% to DKr28,307m. Net interest income was up by 11% to DKr18,051m as a result of greater deposit and loan volumes and good growth in income from trading in interest rate products. Interest margins were under pressure, mainly because of the general fall in interest rates. Fee and commission earnings decreased to DKr6,265m from DKr6,490m the year before, mostly as a result of generally lower turnover on equity markets. The decrease was tempered by higher fee earnings from payment services and mortgage refinancing.

Operating expenses and depreciation remained, by and large, at the previous year's level. Expense trends were satisfactory in view of the large number of extraordinary activities related to the merger between Danske Bank and RealDanmark, including, not least of all, the harmonisation of IT systems. The cost/core income ratio fell from 61.2% in 2000 to 57.5% in 2001. Expenses in the fourth quarter were particularly affected by bonus payments and by restructuring costs at Danske Securities.

The charge for bad and doubtful debts rose to DKr1,752m from DKr1,100m the year before. The slowdown in the world economy took its toll on corporate customers' earnings, whereas the financial conditions of personal customers did not deteriorate noticeably. Provisioning levels were influenced by a full provision taken on a large unsecured exposure to an international airline company. The Group had only a modest exposure to other international airline companies; the total unsecured exposure to this sector represented about a quarter of one per cent of total loans and guarantees at the end of 2001.

Despite the rise in provisions, the charge for bad and doubtful debts remained low relative to total loans and guarantees. The Group accelerated the timing for writing off doubtful debts in part or in whole, which was a major factor behind the increase in realised loan losses. These developments should also be viewed in the light of a tax on banks' loan loss reserves that was introduced by the Danish parliament and took effect in 2001.

The Group recorded a gain of DKr240m on the sale of subsidiaries. The sales proceeds came mainly from companies that entered the Group through the merger and were not considered to be core operations.

Earnings from investment portfolios were DKr870m, against DKr2,461m the year before. This was satisfactory in the light of market trends. The Group maintained the interest rate risk on its portfolios of fixed rate instruments in the region of DKr1,700m during the year, while reducing its equity risk.

The Group's tax charge, which totalled DKr2,677m for 2001, reflected the acceptance by the Norwegian tax authorities of the right of Danske Bank's subsidiary Fokus Bank to deduct accumulated tax losses representing a total tax value of approximately DKr700m.

The return on equity improved from 15.4% in 2000 (adjusted for merger costs) to 16.0% in 2001 in spite of the fact that the merger synergies were not yet fully reflected in the profit and loss account.

Balance sheet

The total assets of the consolidated Group were DKr1,539bn at the end of 2001, against DKr1,363bn a year earlier. Danica's assets, which are not consolidated in the Group accounts, amounted to DKr172bn. After eliminating inter-company accounts, the Group held total assets worth DKr1,701bn.

Bank loans and advances grew by DKr32bn to DKr476bn, while mortgage loans rose by DKr28bn to DKr448bn. Deposits stood at DKr400bn at the end of 2001.

The board of directors is proposing dividends of DKr4.75 per share. Subject to the approval of the annual general meeting, DKr5.2bn will be allocated to shareholders' equity, bringing equity capital to DKr57.1bn at the end of 2001, against DKr50.9bn a year earlier

The regulatory capital ratio – the solvency ratio – stood at 10.3% at the end of 2001, of which 7.3 percentage points came from core capital. To meet its objective of keeping the core capital ratio in the 6.5% region, Danske Bank intends to buy back DKr3.0bn worth of own shares (market value) in the second quarter of 2002.

Over the year, the Group repaid DKr5bn of supplementary capital, of which debt with a 10.2% coupon repaid by Realkredit Danmark accounted for DKr3bn. Debt repayments were refinanced by three new debt issues. In March, Danske Bank raised a nominal amount of EUR500m by the issue of 10-year notes. The issue was increased by EUR200m to a total of EUR700m in December. In May, Danske Bank raised a nominal amount of £150m by the issue of 13-year notes.

CAPITAL AND SOLVENCY (DKr m)	2001	2000
Core capital, less statutory deductions	55,177	50,338
Supplementary capital, less statutory deductions	23,282	21,026
Total capital base, less statutory deductions	78,459	71,364
Total weighted items	759,658	745,157
Solvency ratio, %	10.3	9.6
Core (tier 1) capital ratio, %	7.3	6.8

Incentive programmes

In May 2001, Danske Bank launched a new incentive programme for the management and staff that comprises share options, conditional shares, an employee share scheme and cash bonuses. In 2001, the Group charged DKr12m against profits to provide for the employee share scheme and DKr50m to provide for conditional shares. Danske Bank has decided to adjust the allocation criteria for the employee share programme. For 2001, the Group allocates 5% of the continuous growth in core earnings above a qualifying threshold of 10% annual core earnings growth. For 2002 and 2003, the Group will also allocate 5% of the continuous growth in core earnings, but without imposing the 10% threshold. The annual allocation is still subject to a maximum of DKr100m. The number of share options allotted for the 2001 accounting year will be published at the release of Danske Bank's first-quarter report for 2002.

Transactions with related parties

No related parties exercise significant influence over the Danske Bank Group. Apart from intra-group restructuring at market prices, no unusual transactions took place with associated or subsidiary undertakings in 2001.

Accounting policies, etc.

This announcement of financial results 2001 has been prepared in compliance with the Copenhagen Stock Exchange guidelines for issuers of listed securities and the Executive Order on Bank Accounts issued by the Danish Financial Supervisory Authority. The accounting policies are unchanged from previous years. Comparative 2000 figures in this management's report are unaudited, consolidated pro forma figures for the Danske Bank and RealDanmark groups. In the accounts (page 16 onwards), comparative 2000 figures cover Danske Bank's operations only.

The full 2001 annual report of the Danske Bank Group can be viewed at www.danskebank.com. The printed annual report will be available early in March 2002.

Follow-up on the merger with RealDanmark

When the Group announced the merger between Danske Bank and RealDanmark in October 2000, it outlined a number of merger milestones. The Danske Bank Group met the targets it had set for 2001 and made even faster progress than originally expected in a number of key areas.

The success in implementing the merger enabled the Group to generate cost savings at a faster pace than originally forecast. During 2001, the Danske Bank Group realised merger synergies of about DKr1.8bn on an annualised basis. The Group originally expected to achieve total annual cost savings of DKr2.2bn, and the aim was to reach this annual level within three years. It is now expected that annual savings will have reached the targeted level by the end of 2002. Separate annual cost savings of DKr0.7bn planned in Danske Bank and RealDanmark before the merger should also have been realised by the end of 2002. In addition, the Group is well positioned to control expenses effectively; therefore a cost/core income ratio of 50% within a few years does not seem unrealistic.

The main reason expenses are being reduced faster than expected is that staff reductions are ahead of schedule. By the end of 2001, the total staff – adjusted for the expansion at foreign units – had been cut by about 1,800 since the announcement of the merger. Moreover, Danske Bank had reached agreements with another 500 employees that they would leave at a later date. The Group maintains its original intention to cut staffing levels by 3,500 over a three-year period.

The conversion in August of BG Bank's IT systems to the Group's central systems platform prepared the ground for a considerable reduction in operating and development costs. It also laid the foundation for further efficiency gains, for example, through branch integration.

Moreover, expenses were favourably affected by continued branch mergers. By the end of 2001, the number of branches had been reduced by 73.

The Group charged DKr1.7bn in merger costs against the original merger provision in 2001, of which about DKr0.7bn was expended on staff redundancy schemes and DKr1.0bn on the decommissioning of computer systems and other contractual liabilities. At year-end, there remained DKr0.7bn of the original merger provision of DKr2.4bn.

As part of the merger activities, the Danske Bank Group sold BG Factoring, BG Garanti Forsikringsselskab, and BG Bank International, Luxembourg, in the first half of 2001 Danica, the Group's life and pensions arm, bought BG Pension from Topdanmark.

Annual general meeting

The Bank's annual general meeting will be held at 2.00pm on Tuesday, March 19, 2002, at the Tivoli Concert Hall, 20 Tietgensgade, Copenhagen V.

The board of directors is proposing dividends of DKr4.75 per share, or a total of DKr3,477m, for the 2001 accounting year. This will give a payout ratio of 40%, in line with the Bank's target. For the 2000 accounting year, Danske Bank paid dividends of DKr3,382m.

Financial calendar

In 2002, Danske Bank will announce financial results on the following dates:

First-quarter report:	May 7, 2002
Half-year report:	August 22, 2002
Nine-month report:	October 29, 2002

The Group's business areas

CORE EARNINGS BEFORE PROVISIONS (DKr m)	2001	2000*)	Index 01/00	Share 2001	Share 2000
Retail Banking	4,863	3,545	137	40%	35%
Mortgage Finance	2,321	1,475	157	19%	14%
Wholesale Banking	3,272	2,962	110	27%	29%
Danske Securities	-312	242	-	-2%	2%
Investment Management	1,046	1,140	92	9%	11%
Life and Pensions	1,039	778	134	9%	8%
Other	-197	103	-	-2%	1%
Total	12,032	10,245	117	100%	100%

*) Pro forma

The improvement in core earnings was broadly based across the business areas Retail Banking, Mortgage Finance, Life and Pensions, and Wholesale Banking, where Danske Markets generated a very satisfactory result. Earnings at Investment Management reflected the decline in the equity markets and hence could not be maintained at the same high level as the year before. Danske Securities, the Group's investment banking arm, posted an unsatisfactory result, which was partly because unfavourable market conditions influenced both equity sales and trading and corporate finance activities.

The merger reduced the Group's risk profile, and the Group lowered the allocation of capital to its business areas from 7.0% to 6.5% of their risk-weighted items effective from 2001.

Retail Banking

RETAIL BANKING (DKr m)	Full year 2001	Full year 2000 *)	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Q4 2000 *)
Core income	15,674	14,583	3,998	3,831	4,019	3,826	3,8[illegible]9
Operating expenses and depreciation	10,811	11,038	2,618	2,562	2,922	2,709	3,0[illegible]0
Core earnings before provisions	4,863	3,545	1,380	1,269	1,097	1,117	829
Risk-weighted items (avg.) **)	247,723	202,593	254,935	245,529	250,323	239,965	214,154
Allocated capital (avg.)	16,102	14,172	16,571	15,959	16,271	15,584	14,[illegible]91
Core earnings before provisions as % p.a. of allocated capital	30.2	25.0	33.3	31.8	27.0	28.7	22.1
Cost/core income ratio, %	69.0	75.7	65.5	66.9	72.7	70.8	73.5

*) Pro forma

**) Risk-weighted items worth a total of DKr24bn were transferred from Wholesale Banking in 2001.

CORE EARNINGS BEFORE PROVISIONS (DKr m)	Full year 2001	Full year 2000 *)	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Q4 2000 *)
Denmark	4,294	2,822	1,259	1,117	946	972	653
Norway	274	378	37	101	78	58	106
Sweden	295	345	84	51	73	87	70

Retail Banking, in 2001, provides services to personal customers and the business customers served by the Nordic branch network. The division conducts business under a number of brand names, including Danske Bank and BG Bank in Denmark, Fokus Bank in Norway, and Östgöta Enskilda Bank and Provinsbankerne in Sweden.

Retail Banking continued to increase profits in 2001. Core earnings before provisions rose from DKr3,545m in 2000 to DKr4,863m in 2001. The cost/core income ratio fell from 75.7% to 69.0%. The division returned a satisfactory 30.2% on allocated capital.

Denmark

Core earnings before provisions grew at a steady rate over the year and amounted to DKr4,294m for 2001, against DKr2,822m for 2000. Retail Banking in Denmark, which operates under the Danske Bank and BG Bank brands, thus made good progress.

Interest earnings advanced well, although interest margins were under pressure, largely because margins in the personal banking market narrowed in the second half of 2001 as Danish interest rates declined. Interest margins for business customers were maintained despite the fall in interest rates because targeted measures were taken to adjust prices to risks.

Fee and brokerage income from securities trading was weakened by falling equity markets. On the other hand, sales of mortgage finance products were buoyant, mainly because a significant fall in short-term interest rates increased the incentive for homeowners to convert traditional fixed rate mortgage loans into FlexLån® (interest reset loans). Pension product sales also showed a healthy trend, helped along by the competitive rate of interest credited to policyholders and the launch of Danica Link products.

Expenses were favourably affected by continued branch mergers and staff cuts. By the end of 2001, the number of branches had been reduced by 73 in line with the plans presented when the merger was announced.

Deposits and loans at Retail Banking were influenced by the economic slowdown. Loan volume rose only slightly. Deposit volume was flat from the previous year. Retail Banking maintained its overall market share for personal and business customers in Denmark.

Developments in the business banking market were satisfactory. The Bank widened its already-broad range of products for business customers, particularly within mortgage finance, and this segment therefore had strong activity.

Retail Banking continued to attract a large number of online customers, and more than 700,000 customers had an online service agreement by the end of the year.

Norway
Danske Bank's Norwegian Retail Banking activities, which operate under the brand name of Fokus Bank, showed improvement in 2001. Yet core earnings before provisions declined by 28% to DKr274m. This was not satisfactory, given the Group's expectations for its Norwegian business. The cost/core income ratio did not show the projected fall, owing in part to one-off IT conversion and staff redundancy costs incurred particularly in the fourth quarter. Not counting these one-off factors, expenses in 2001 declined from the previous year.

The Group had a market share of roughly 4% in Norway. Loan volume remained steady in 2001. There was good lending growth in the personal banking segment. Lending to the business banking segment declined as Fokus Bank took targeted measures to bring down its exposure to customers that did not offer an acceptable trade-off between return and risk. Margins widened over the year.

Fokus Bank closed five branches where profitability was unsatisfactory and the growth potential limited. Danske Bank intends to expand its Norwegian banking business in geographical areas that offer a potential for profitable operations.

Sweden
Core earnings before provisions were DKr295m for 2001, against DKr345m for the previous year, down by 14%. The weakening of the Swedish currency against the Danish krone reduced core earnings before provisions by DKr18m.

The Swedish Retail Banking operation, which conducts business under the brand names of Östgöta Enskilda Bank and Provinsbankerne, made good progress in 2001.

The downturn in Swedish equity prices had an adverse effect on turnover in securities markets, and Danske Bank's commission income from securities trading showed a noticeable fall. On the other hand, commissions from payment services and brokerage income from foreign exchange trading increased.

Expenses rose because three additional offices were opened in major Swedish towns. In addition, the fall in equity markets influenced expenses as Danske Bank was required by Swedish pension regulations to make an extra DKr63m contribution to the staff pension fund. Excluding the pension fund contribution, core earnings before provisions in Swedish krona terms were up by 9% on 2000.

Loans and advances in Sweden grew by 22% to DKr46.0bn, while deposits advanced by 3% to DKr18.9bn in a very competitive market. The competitive environment, moreover, put some pressure on interest margins. The Danske Bank Group had a market share of more than 5% in Sweden.

Mortgage Finance

MORTGAGE FINANCE (DKr m)	Full year 2001	Full year 2000 *)	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Q4 2000 *)
Core income	3,663	2,817	1,007	903	843	910	740
Operating expenses and depreciation	1,342	1,342	361	324	341	316	363
Core earnings before provisions	2,321	1,475	646	579	502	594	377
Risk-weighted items (avg.)	217,853	214,241	223,706	216,188	214,660	216,802	214,911
Allocated capital (avg.)	14,160	14,997	14,541	14,052	13,953	14,092	15,044
Core earnings before provisions as % p.a. of allocated capital	16.4	9.8	17.8	16.5	14.4	16.9	10.0
Cost/core income ratio, %	36.6	47.6	35.8	35.9	40.5	34.7	49.1

*) Pro forma

Mortgage Finance, in 2001, encompasses the Danske Bank Group's overall mortgage finance and real-estate agency business. In Denmark, Mortgage Finance markets its financing solutions through Realkredit Danmark, Danske Bank, BG Bank and "home". Real estate agency business is carried on through "home".

Mortgage Finance generated core earnings before provisions of DKr2,321m for 2001, against DKr1,475m the year before. The advance of 57% was driven by higher contribution income arising from growth in the loan portfolio and by stronger refinancing activity, particularly in the latter half of the year.

The ratio of costs to core income was reduced from 47.6% in 2000 to 36.6% in 2001. The Group reckons it can cut the cost/core income ratio of the Mortgage Finance division to the 30% region within a few years.

Realkredit Danmark received a significantly larger number of loan applications in 2001 than in the year before. The increase in activity was driven partly by the fall in interest rates, and in short-term bond yields in particular, in the latter half of the year. This made FlexLån® (interest reset loans) attractive to borrowers who wanted to take out a new mortgage loan or refinance an existing one. FlexLån® accounted for 56% of loan disbursements in 2001 and for 25% of the mortgage loan portfolio at year-end.

The mortgage loan portfolio in Denmark stood at DKr448bn at the end of 2001, against DKr420bn at the beginning of the year. There was a favourable development in the Group's market share in the Danish mortgage finance market over the year. The market share for gross lending was more or less unchanged, at 32.4% in the fourth quarter of 2001, but the market share for net new lending grew from 26.6% in the fourth quarter of 2000 to 32.3% in the same quarter of 2001.

In September 2001, Moody's Investors Service upgraded its rating of Realkredit Danmark bonds from Aa1 to Aaa, the highest possible rating and the same that applies to Danish government bonds. The new rating helped the annual refinancing of bonds funding FlexLån® to attract a very satisfactory oversubscription rate and price.

Realkredit Danmark centralised the processing and administration of loans in 2001 to allow customer-oriented units to focus on advisory services and sales. After BG Bank had implemented new IT systems late in August, most of Realkredit Danmark's products for the personal banking segment were on offer from all Danske Bank and BG Bank branches.

Housing prices in Denmark continued to rise in 2001. The Group's real-estate agency business, "home", made good progress. The "home" chain has 165 offices organised on a franchise basis.

Wholesale Banking

WHOLESALE BANKING (DKr m)	Full year 2001	Full year 2000 *)	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Q4 2000 *)
Core income	5,079	4,962	1,060	1,489	1,220	1,310	1,[illegible]67
Operating expenses and depreciation	1,807	2,000	441	423	491	452	471
Core earnings before provisions	3,272	2,962	619	1,066	729	858	696
Risk-weighted items (avg.) **)	220,352	241,890	221,904	216,817	221,499	219,175	261,040
Allocated capital (avg.)	14,323	17,039	14,424	14,223	14,397	14,246	18,[illegible]73
Core earnings before provisions as % p.a. of allocated capital	22.8	17.4	17.2	30.0	20.3	24.1	19.6
Cost/core income ratio, %	35.6	40.3	41.6	28.4	40.2	34.5	34.5

*) Pro forma
**) Risk-weighted items worth a total of DKr24bn were transferred to Retail Banking in 2001.

Wholesale Banking, in 2001, serves the Group's largest corporate clients and institutional clients. The division trades on the Nordic and international fixed income and foreign exchange markets under the Danske Markets brand. Wholesale Banking also encompasses the Group's central economic and financial research unit.

Core income at Wholesale Banking was at a similar level as for 2000, with fourth-quarter income reflecting lower income at Danske Markets. The Wholesale Banking division cut expenses by 10%. Consequently, core earnings before provisions rose to DKr3,272m from DKr2,962m the year before. The cost/core income ratio showed a satisfactory fall from 40.3% to 35.6%.

The return on allocated capital grew to 22.8%, which the Group considers satisfactory. Wholesale Banking also recorded substantial improvement in the risk-adjusted return on capital.

In 2001, Danske Bank closed its branches in Hong Kong and Singapore. Moreover, the Bank focused its US lending activities on corporates with business activities in its key markets in northern Europe and on selected global financial institutions.

Wholesale Banking continued its efforts to curtail loans and commitments that were not profitable enough to make a satisfactory contribution to Group earnings. This tempered growth in risk-weighted items, but the resulting improvement in interest margins raised the return on loans and commitments with major corporate clients.

Danske Bank has a significant market share in the Nordic corporate banking markets, where its cash management solutions were in good demand in 2001. The central IT platform gave clients easy access to the payments infrastructure of the principal markets. This was the reason a number of international banks chose Danske Bank as their cash management partner.

In 2001, Danske Bank generated very satisfactory earnings from trading in bond, foreign exchange, derivatives and swap markets. Large fluctuations in interest rate and foreign exchange markets stimulated client demand for hedging currency and interest rate risks. Moreover, volatile and falling equity markets made clients more interested in investing in interest rate and currency products.

Danske Markets carries on activities in Copenhagen, London, New York, Stockholm, Oslo/Trondheim, Helsinki and Warsaw. In 2001, the division upgraded its activities in northern Europe. The Copenhagen office began to operate round the clock five days a week, and this enabled the division to cut expenses outside the European time zones. Danske Markets reinforced its leading position on bond, foreign exchange, money and derivatives markets in the Nordic region. Similarly, Danske Consensus fortified its significant position on the Swedish bond market. Market shares on other markets were generally smaller, but growing.

Danske Securities

DANSKE SECURITIES (DKr m)	Full year 2001	Full year 2000 *)	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Q4 2000 *)
Core income	488	939	144	51	173	120	226
Operating expenses and depreciation	800	696	261	169	206	164	173
Core earnings before provisions	-312	242	-117	-118	-33	-44	53
Risk-weighted items (avg.)	814	688	1,487	1,349	229	171	139
Allocated capital (avg.)	53	48	97	88	15	11	14
Core earnings before provisions as % p.a. of allocated capital	-	504.2	-	-	-	-	1,521.9
Cost/core income ratio, %	163.9	74.2	181.3	331.4	119.1	136.7	76.5

*) Pro forma

Danske Securities, in 2001, encompasses the Group's corporate finance activities and wholesale sales and trading of equities and equity-related products. The division also has responsibility for equity research. On July 1, 2001 Danske Securities was converted into a subsidiary of the parent bank.

In many ways, 2001 proved a turbulent and an unsatisfactory year for Danske Securities Danske Bank's investment banking arm. Core earnings before provisions were a negative DKr312m. A significant part of the increase in expenses was attributable to staff recruitment, IT investments, necessary restructuring, and continued expansion of activities outside Denmark.

Income declined by 48% to DKr488m. The decline, which arose from both equity sales and trading and corporate finance activities, was attributable to the highly unfavourable trends on global equity markets during 2001 which were also reflected in the Nordic markets. Activity on the Danish equity market, where Danske Securities has a very significant market share, was very hard hit.

Outside Denmark, Danske Securities is expanding activities, particularly in Stockholm and London. The investments that had to be made in 2000 and 2001 have brought expenses to a considerable level that has not yet translated into satisfactory earnings stability. Consequently, Danske Securities was very vulnerable to the general downturn in equity markets and sustained considerable losses on its activities in both Sweden and the UK. In 2001, Danske Securities restructured its organisation. It launched a cost adjustment programme that will reduce expenses by DKr150m a year. The programme entailed extra spending on closures and redundancies in the fourth quarter. In late 2001, Danske Securities introduced a very ambitious programme to upgrade the quality of equity research.

In equity sales and trading, Danske Securities had an average market share of 23.8% on the Copenhagen Stock Exchange in 2001. Hence, Danske Securities is still the largest equity trader in Denmark. More than 30% of trading related to retail customers. On the Oslo Stock Exchange, Danske Securities raised its average market share by more than one-third to over 5%. Market shares were lower in Sweden and Finland.

As mentioned, corporate finance income was also lower than in 2000. The main reason was that a number of transactions were postponed or cancelled in response to adverse market conditions. Yet Danske Securities won a number of significant mandates to advise clients on mergers and acquisitions. It was also active in the private placement market, particularly for biotech companies. Moreover, the division lead-managed eight public equity offerings and participated in another seven public offerings. Danske Securities participated in equity issues raising a total of DKr136bn.

Investment Management

INVESTMENT MANAGEMENT (DKr m)	Full year 2001	Full year 2000 *)	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Q4 2000 *)
Core income	1,954	1,984	512	483	438	521	438
Operating expenses and depreciation	908	844	229	234	225	220	197
Core earnings before provisions	1,046	1,140	283	249	213	301	241
Risk-weighted items (avg.)	10,090	8,868	9,839	9,964	10,611	9,949	9,064
Allocated capital (avg.)	656	625	640	648	690	647	634
Core earnings before provisions as % p.a. of allocated capital	159.5	182.4	177.0	153.6	123.5	186.2	151.9
Cost/core income ratio, %	46.5	42.5	44.7	48.4	51.4	42.2	43.0
Assets under management (DKr bn)	527	540	527	516	542	533	540

*) Pro forma

Investment Management, in 2001, provides portfolio management and investment advisory and private banking services. The division targets personal and institutional customers in the Nordic region as well as the international investor segment. Services to institutional and other major investors are marketed under the brand name Danske Capital. The division also operates under the brands Danske Bank in and outside Denmark and Firstnordic outside Denmark. Moreover, Investment Management cooperates with the unit trusts Danske Invest and BG Invest.

Investment Management profits were not entirely satisfactory in 2001 owing to market developments. Core earnings before provisions were down by 8% from DKr1,140m in 2000 to DKr1,046m in 2001.

The trend in profits reflected the fact that conditions in 2001 were much different and more difficult than those in 2000. Danish and international equity markets reeled under the economic slowdown, which prompted substantial price falls. Moreover, expenses rose as Investment Management continued to expand its Nordic activities and strengthen Danske Private Equity. Consequently, the cost/core income ratio increased from 42.5% in 2000 to 46.5% in 2001.

A growing share of the division's earnings in 2001 arose from discretionary portfolio management. Earnings from securities trading and advisory services through Retail Banking could not be maintained at the high level of the year before as customer interest in equity investments, which had grown in previous years, suffered a – presumably temporary – setback in 2001. As a result, earnings from private banking activities were also somewhat lower than in the year before.

Client funds under management fell from DKr540bn to DKr527bn. The fall should be viewed in the light of declining market values, particularly of underlying equity portfolios, which account for about 33% of funds under management.

There was a net increase in new agreements of DKr21bn over the year, and it came mainly from unit trusts and institutional clients.

The unit trusts Danske Invest and BG Invest increased funds under management by a total of DKr16bn. Most of the new funds came from institutional clients. The unit trusts had a market share of 39% in Denmark.

To fortify its overall position on the investment management market, Danske Bank in 2001 joined forces with a number of external suppliers. The aim is to make more options available to customers with regard to both investment opportunities and access to research material. Personal customers thus gained access to research that had previously been available only to institutional clients.

Life and Pensions

LIFE AND PENSIONS (DKr m)	Full year 2001	Full year 2000 *)	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Q4 2000 *)
Profit from life insurance	1,253	884	301	269	343	340	218
Non-life technical result	-50	11	-30	-5	-6	-9	1
Net interest from investments, etc.	14	33	-5	17	-1	3	5
Core insurance income	1,217	928	266	281	336	334	254
Funding cost, net	-178	-150	-37	-44	-49	-48	42
Core earnings before provisions	1,039	778	229	237	287	286	212
Allocated capital (avg.)	5,780	5,483	6,032	5,931	5,710	5,439	5,537
Core earnings before provisions as % p.a. of allocated capital	18.0	14.2	15.2	16.0	20.1	21.0	15.2

*) Pro forma

Life and Pensions, in 2001, encompasses all the Group's activities in the life insurance and pensions market. The Life and Pensions area is run by the Danica group. Life and Pensions targets both personal and corporate customers. Products are marketed through a range of distribution channels within the Danske Bank Group, primarily Retail Banking's outlets and Danica's team of insurance agents and pension advisers.

Life and Pensions generated core earnings before provisions of DKr1,039m for 2001, which was in line with expectations. The result for sickness and accident insurance, however, was affected by capital losses on equities in the associated investment portfolio. The advance in core earnings before provisions arose mainly from an increase in the rate of interest on policyholders' savings from 4.5% in 2000 to 8.5% in 2001. The return on investments, at 1.1%, reflected the fall in stock markets in the second half of 2001.

Gross premiums were DKr11.2bn in 2001, of which DKr10.5bn came from business in Denmark. Not counting the increase in premiums generated by the acquisition of BG Pension, premiums on the Danish market grew by 20%.

Corporate business continued to expand at a satisfactory rate, with premium growth of 19%. Growth was driven in part by an increase in the customer base of 800 companies. Danica Link was launched in the spring of 2001, and sales picked up strongly in the later months of the year. Sales of health care policies were very satisfactory in 2001. Danica wrote 15,000 new policies, an increase of more than 100% on the previous year.

Bonus reserves at Danica totalled DKr9.7bn, or 7.2% of provisions, at the end of 2001. They were reduced significantly from a year earlier. One of the main reasons was that the rate of interest on policyholders' savings exceeded the return on investments because of large capital losses on equities. Another reason was that the authorities reduced the regulatory computation rate of interest to 3.75% at the end of 2001. The computation rate of interest is a standard rate used by the life industry when discounting future commitments to their present value. Danica held equity capital worth DKr10bn at year-end and hence remained well capitalised.

As a result of the modest return on investments in 2001 and a rather subdued profit outlook, the rate of interest on policyholders' savings has been fixed at 5% for 2002, compared with 8.5% for 2001.

In December, the Danish parliament passed an amendment to Danish tax law that eliminated an unfortunate asymmetry in tax provisions.

The Group will adopt a new consolidation policy for Danica in 2002. It is doing so in response to a notice from the Danish Financial Supervisory Authority. Henceforth, Danica's earnings contribution will be based on the year's return on investments plus an amount determined by insurance provisions and a variable amount reflecting Danica's risks and costs. The new consolidation policy will make Danica's contribution to Group earnings more volatile. As a consequence of the shift to the new consolidation policy, Dani-

ca is allowed to adjust equity capital to reflect the return that can be said to be due to it because the return on equity over a period of time has been low relative to the return generated on investments. Danica will make a one-off adjustment at the beginning of 2002 that will increase its own and hence Danske Bank's equity capital by about DKr1.4bn.

Outlook for 2002

The year 2002 is likely to see sluggish growth in the world economy and low interest rates. There is still uncertainty about the timing and strength of the recovery, also on the Group's principal markets in northern Europe. However, the economies of the region are generally well positioned and robust.

The Group expects net interest income to stagnate since interest margins will be influenced by the fall in money market rates during 2001 and the expected further decline in rates in the first half of 2002. Moreover, lending growth may be restricted by customers' focus on consolidation rather than expansion.

Fee and commission earnings are expected to increase during 2002, but much will depend on customer activity in the financial markets. Securities and foreign exchange trading income and the related interest earnings are expected to be somewhat lower than in 2001 because the level of activity cannot be expected to be as high as in 2001. A likely decline in earnings from trading in interest rate and foreign exchange products will probably not be fully offset by higher earnings from trading in the equity markets.

Core insurance income should improve from 2001, but will depend on market conditions.

Against this background, the Danske Bank Group expects total core income to be at roughly the same level as in 2001.

Expenses will fall in 2002. One of the reasons is the IT and staff cost synergies generated by the merger. Some of the cost savings achieved in 2001 will not have a full-year effect until the 2002 accounting year. The cost/core income ratio is expected to fall from 57.5% in 2001 to less than 55% in 2002.

Provisioning levels will be influenced by overall economic conditions. The economic slowdown will impair the profitability and consolidation of many businesses. Yet, given the Group's expectations that the world economy will stage a recovery not later than the second half of 2002, the charge for bad and doubtful debts is expected to be at roughly the same level as in 2001. A protracted economic downturn would increase the need for debt provisions.

Overall, the Group expects core earnings to grow in 2002, although at a slower rate than in 2001.

As in previous years, earnings from investment portfolios will generally depend on the level of securities prices at year-end. Danske Bank enters 2002 with a risk profile on its bond portfolio similar to that in 2001 and an unchanged, small equity portfolio. However, market risk will be increased by new regulations laid down by the Danish Financial Supervisory Authority regarding the calculation of profits in the Group's insurance business. Owing to the changes, the share of Danica's return on investments attributable to equity capital will be reflected directly in Group earnings from investment portfolios.

The Group expects its tax charge, including the tax on loan loss reserves, to be 30% of pre-tax profit.

Copenhagen, February 21, 2002

Danske Bank
Holmens Kanal 2-12
DK-1092 Copenhagen K
CVR No. 61 12 62 28
www.danskebank.com

Danske Bank Group

CORE EARNINGS AND NET PROFIT FOR THE PERIOD (DKr m)	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Q4 2000*)
Net interest income, excluding income from investment portfolios	4,472	4,716	4,494	4,369	4,401
Fee and commission income, net	1,629	1,404	1,671	1,561	1,539
Trading income	324	389	392	492	398
Other core income	346	231	379	215	311
Core insurance income	266	281	336	340	259
Total core income	7,037	7,021	7,272	6,977	7,007
Operating expenses and depreciation	4,069	3,971	4,351	3,884	4,286
Core earnings before provisions	2,968	3,050	2,921	3,093	2,721
Provisions for bad and doubtful debts	698	389	363	302	703
Core earnings	2,270	2,661	2,558	2,791	2,018
Profit on sale of subsidiaries	6	-	78	156	-
Earnings from investment portfolios	205	133	170	362	957
Merger costs	-	-	-	-	2,721
Adjustment of accounting policies and estimates	-	-	-	-	265
Profit on ordinary operations before tax	2,481	2,794	2,806	3,309	-11
Tax	752	165	810	950	27
Net profit for the period	1,729	2,629	1,996	2,359	-38
Of which minority interests	-	-	1	-	2

BALANCE SHEET HIGHLIGHTS (DKr bn)					
Bank loans and advances	476	467	481	453	444
Mortgage loans	448	438	431	425	420
Bonds and shares	356	266	254	243	259
Due to credit institutions and central banks	241	249	256	229	213
Deposits	400	384	394	385	367
Issued bonds	673	571	555	542	563
Subordinated debt	32	32	34	35	30
Shareholders' equity	57	59	56	54	51
Total assets	1,539	1,438	1,480	1,385	1,363

EARNINGS FROM INVESTMENT PORTFOLIOS (DKr m)	2001	2000*)
Net interest income	555	927
Dividends from shares	273	121
Fee and commission income	-23	-4
Net interest and fee income	805	1,044
Market value adjustments		
Bonds	508	-231
Shares	-632	1,114
Foreign exchange	24	-21
Financial derivatives	66	61
Holdings in associated undertakings	223	186
Expenses	124	133
Other operating income	0	441
Total	870	2,461

*) Pro forma

Profit and loss account for the Danske Bank Group

(DKr m)	2001	2000*)
Interest income	79,787	4[illegible],082
Interest expense	61,181	3[illegible],363
Net interest income	18,606	10,719
Dividends from shares, etc.	441	208
Fee and commission income	7,813	[illegible],689
Fees and commissions paid	1,571	868
Net interest and fee income	25,289	1[illegible],748
Securities and foreign exchange income	1,563	1,785
Other operating income	1,250	1,052
Staff costs and administrative expenses	15,503	[illegible],591
Amortisation and depreciation	891	545
Other operating expenses	22	[illegible],463
Provisions for bad and doubtful debts	1,752	454
Income from associated and subsidiary undertakings	1,446	1,114
Profit on ordinary operations before tax	11,390	[illegible],656
Tax	2,677	1,940
Net profit for the year	8,713	[illegible],716
Attributable to minority interests	-	-5

*) The comparative figures for 2000 do not include the result for RealDanmark.

Danske Bank

Balance sheet for the Danske Bank Group

(DKr m)	2001	2000
ASSETS		
Cash in hand and demand deposits with central banks	9,566	7,352
Due from credit institutions and deposits with central banks	140,250	132,506
Loans and advances	924,021	864,174
Bonds	343,078	241,051
Shares, etc.	12,357	17,362
Holdings in associated undertakings, etc.	1,421	1,602
Holdings in subsidiary undertakings	9,644	8,104
Tangible assets	6,458	6,796
Own shares	810	139
Other assets	89,864	80,780
Prepayments	1,112	1,019
Total assets	1,538,582	1,362,685
LIABILITIES		
Due to credit institutions and central banks	241,042	212,949
Deposits	400,491	366,334
Issued bonds	673,454	563,256
Other liabilities	131,927	153,501
Deferred income	674	304
Provisions for obligations	2,128	4,077
Subordinated debt	31,765	29,675
Minority interests	10	383
Shareholders' equity		
Share capital	7,320	7,592
Share premium account	1,227	27,764
Reserve for own shares	810	839
Revaluation reserve	50	52
Brought forward from prior years	42,448	13,320
Appropriated from net profit for the year	5,236	1,339
Total shareholders' equity	57,091	50,906
Total liabilities	1,538,582	1,362,685
OFF-BALANCE-SHEET ITEMS		
Guarantees, etc.	91,852	76,158
Other commitments	90,536	103,509
Total off-balance-sheet items	182,388	179,667

Profit and loss account for Danske Bank

(DKr m)	2001	2000*)
Interest income	44,784	34,780
Interest expense	31,414	26,268
Net interest income	13,370	[illegible].512
Dividends from shares	349	176
Fee and commission income	6,908	[illegible],296
Fees and commissions paid	1,322	756
Net interest and fee income	19,305	1[illegible],228
Securities and foreign exchange income	1,188	1,592
Other operating income	891	862
Staff costs and administrative expenses	12,071	[illegible],092
Amortisation and depreciation	787	435
Other operating expenses	2	2,463
Provisions for bad and doubtful debts	1,507	379
Income from associated and subsidiary undertakings	4,373	2,348
Profit on ordinary operations before tax	11,390	6,661
Tax	2,677	1,940
Net profit for the year	8,713	4,721

PROPOSAL FOR ALLOCATION OF PROFITS		
Net profit for the year	8,713	4,721
Brought forward from prior years	-	-
Total amount to be allocated	8,713	4,721
Dividends	3,477	3,382
Profit retained	5,236	1,339
Total allocation	8,713	4,721

*) *The comparative figures for 2000 do not include the result for RealDanmark.*

Danske Bank

Balance sheet for Danske Bank

(DKr m)	2001	2000
ASSETS		
Cash in hand and demand deposits with central banks	7,477	5,363
Due from credit institutions and deposits with central banks	180,404	143,276
Loans and advances	411,402	294,486
Bonds	235,477	122,230
Shares, etc.	11,752	11,476
Holdings in associated undertakings, etc.	989	458
Holdings in subsidiary undertakings	40,202	42,690
Tangible assets	4,957	7,434
Own shares	810	712
Other assets	79,777	71,485
Prepayments	1,059	857
Total assets	974,316	699,467
LIABILITIES		
Due to credit institutions and central banks	269,511	176,520
Deposits	373,705	257,941
Issued bonds	128,034	81,739
Other liabilities	113,883	100,716
Deferred income	549	413
Provisions for obligations	1,039	1,705
Subordinated debt	30,504	21,527
Shareholders' equity		
Share capital	7,320	7,592
Share premium account	1,227	27,764
Reserve for own shares	810	712
Revaluation reserve	50	52
Brought forward from prior years	42,448	13,447
Appropriated from net profit for the year	5,236	1,339
Total shareholders' equity	57,091	50,906
Total liabilities	974,316	699,467
OFF-BALANCE-SHEET ITEMS		
Guarantees, etc.	191,810	136,431
Other commitments	86,537	92,709
Total off-balance-sheet items	278,347	229,140

Danske Bank

Capital

MOVEMENTS IN THE CAPITAL OF DANSKE BANK IN 2001 (DKr m)	Beginning of year	Capital increase	Capital reduction	Other additions	Other disposals	End of year
Share capital	7,592	94	-368	-	-	7,320
Share premium account	27,764	1,227	-27,764	-	-	1,227
Reserve for own shares	712	-	-	98	-	810
Revaluation reserve	52	-	-	-	-2	50
Profit brought forward	14,786	-	28,130	5,236	-468	47,684
Total shareholders' equity	50,906	1,321	0	5,334	-470	57,091

Shareholders' equity
The share capital is made up of 732,000,000 shares of DKr10, totalling DKr7,320m. All shares carry the same rights. Consequently, there is only one class of shares.

MOVEMENTS IN SHAREHOLDERS' EQUITY AND MINORITY INTERESTS (DKr m)	2001	2000
Shareholders' equity at January 1	50,906	30,412
Capital increase	1,321	30,063
Capital reduction	-	-4,999
Net profit for the year	8,713	4,721
Dividends	-3,477	-3,382
Dividends on own shares	-	161
Goodwill fully written off at the time of acquisition	-372	-6,070
Shareholders' equity, at December 31	57,091	50,906
Minority interests at January 1	983	130
Net profit for the year	-	-5
Addition of minority interests	-973	858
Minority interests at December 31	10	983

SOLVENCY (DKr m)	DANSKE BANK GROUP 2001	DANSKE BANK GROUP 2000	DANSKE BANK 2001	DANSKE BANK 2000
Core capital, less statutory deductions	55,177	50,338	58,021	49,600
Eligible subordinated debt and revaluation reserve	29,835	26,990	29,221	20,372
Statutory deduction for insurance subsidiaries	-6,208	-5,454	-6,199	-5,439
Other statutory deductions	-345	-510	-345	-223
Supplementary capital, less statutory deductions	23,282	21,026	22,677	14,710
Total capital base, less statutory deductions	78,459	71,364	78,698	64,310
Weighted items				
not included in trading portfolio	693,499	676,027	488,744	392,848
with market risk included in trading portfolio	66,159	69,130	60,386	48,827
Total weighted items	759,658	745,157	549,130	441,675
Core (tier 1) capital ratio, %	7.26	6.76	10.20	11.23
Solvency ratio, %	10.33	9.58	14.33	14.56
Statutory minimum solvency requirement, %	8.00	8.00	8.00	8.00

The solvency ratio is calculated in accordance with the rules on capital adequacy for banks and certain credit institutions. The rules also stipulate that the Group's insurance subsidiaries are not to be consolidated into the Group accounts. Hence, the solvency margin of these companies is deducted from the Group's capital base before the capital base is included in the calculation of the solvency ratio. The consequent reduction in the Group's solvency ratio is 0.7 percentage points for 2001 (0.7 percentage points at the end of 2000).

Danske Bank

Cash flow statement for the Danske Bank Group

[DKr m]	2001	2000
Net profit for the year	8,713	4,715
Adjustment for non-cash items in the profit and loss account	150	2,352
Net profit for the year adjusted for non-cash items in the profit and loss account	8.863	7,068
Increase/decrease in working capital		
Loans and advances and amounts due from credit institutions	-71,428	-68,919
Deposits and amounts due to credit institutions	71,068	7,593
Mortgage bonds and other bonds issued	110,198	25,481
Other working capital	13,949	23,336
Total	123,787	-12,4[illegible]4
Cash flow from operations	132,650	-5,426
Cash flow from investing activities		
Acquisition of business	-88	-30,908
Sale of business	526	690
Tangible fixed assets	-545	-2[illegible]5
Total	-107	-30,513
Cash flow from financing		
Capital increase	-	30,1[illegible]6
Buy-back of own shares	-	-4,9[illegible]9
Subordinated debt	-1,229	-
Dividends	-3,221	-1,3[illegible]3
Total	-4,450	23,604
Cash and cash equivalents, beginning of year	276,211	162,2[illegible]7
Cash and cash equivalents of business acquired	-3,969	126,049
Increase/decrease in cash and cash equivalents	128,092	-12,[illegible]35
Cash and cash equivalents, end of year	400,334	276,211

Notes to the profit and loss account

CORE EARNINGS AND EARNINGS FROM INVESTMENT PORTFOLIOS OF THE DANSKE BANK GROUP AND THE STATUTORY PRESENTATION OF ACCOUNTS

(DKr m) 2001	Core earnings	Merger costs	Profit on sale 1)	Earnings from investment portfolios	Total **)
Net interest income	18,051			555	18,606
Dividends from shares, etc.	168			273	441
Fee and commission income	6,265			-23	6,242
Net interest and fee income	24,484			805	25,289
Securities and foreign exchange income	1,597			-34	1,563
Other operating income	1,003		257	-	1,260
Staff costs and administrative expenses	15,379			124	15,503
Amortisation and depreciation	891			-	891
Other operating expenses	5		17	-	22
Provisions for bad and doubtful debts	1,752			-	1,752
Income from associated and subsidiary undertakings	1,223			223	1,446
Profit on ordinary operations before tax	10,280	0	240	870	11,390

2000*)	Core earnings	Merger costs	Profit on sale 1)	Earnings from investment portfolios	Total **)
Net interest income	10,327			392	10,719
Dividends from shares, etc.	109			99	208
Fee and commission income	4,829			-8	4,821
Net interest and fee income	15,265			483	15,718
Securities and foreign exchange income	1,396			389	1,785
Other operating income	538		83	441	1,062
Staff costs and administrative expenses	9,531			60	9,591
Amortisation and depreciation	545			-	545
Other operating expenses	4	2,459		-	2,463
Provisions for bad and doubtful debts	454			-	454
Income from associated and subsidiary undertakings	928			186	1,114
Profit on ordinary operations before tax	7,593	2,459	83	1,439	6,656

1) Profit on sale of subsidiaries
*) The comparative figures for 2000 do not include the result for RealDanmark
**) The statutory accounting format of the Danish Financial Supervisory Authority

Core earnings comprise the result of customer-related activities, including the trading portfolio and life and non-life businesses. Earnings from investment portfolios comprise the profits on the proprietary investment portfolios of the banking group and the non-life business. Shareholders' equity is allocated to core earnings and earnings from investment portfolios in proportion to their capital requirement.

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*** RX REPORT ***
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RECEPTION OK

TX/RX NO	7860
CONNECTION TEL	+45 33 44 03 85
SUBADDRESS	
CONNECTION ID	DB DEBT MARKETS
ST. TIME	02/21 08:01
USAGE T	13'46
PGS.	25
RESULT	OK